Project Consultants Limited

Walnut House, Walnut Gardens, Claydon
Banbury, Oxon. OX17 1NA England

Interim Management Assignments and
Company Secretariat Services; Specialising in
Company Secretary Services for Foreign Companies
Listed on the London & European Stock Exchanges

Telephone: +44 (0)1295 690180/1
Fax: +44 (0)1295 690182/1
e-mail: ckennedy@projectconsultants.co.uk
Web site: www.projectconsultants.co.uk

Securities and Exchange Commission
450 Firth Street MW
Washington DC 20549
USA

02042619

5 July, 2002

SUPPL

SEC MAIL PROCESSING
RECEIVED
JUL 12 2002
WASH. D.C. 164 SECTION

Dear Sirs

Re: Gencor Limited - 82-311
Change in Directorship

Please be advised that John Michael McMahon and Maureen Vivienne Mennell resigned as Director's of the above company on 25 June 2002.

Yours faithfully

pp Christina Kennedy MBA FCIS
Managing Director

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

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M:\Clients\Gencor\Gencor 2002\General\SEC ltr 050702.doc

Christina Kennedy FCIS
ICSA
Chartered Secretary in Public Practice

Company Number 3124759
Registered England
Registered office as above